Exhibit 99.4 to Report on Form 6-K

Exhibit 5.2

[EMBRAER LETTERHEAD]

São José dos Campos, January 23, 2007

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0405

Ladies and Gentlemen:

I am the Vice-President—Legal Counsel of Embraer – Empresa Brasileira de Aeronáutica S.A. (the “Company”), a corporation organized under the laws of the Federative Republic of Brazil, and have acted as the Brazilian counsel to the Company in connection with the offering and sale by Fundação SISTEL de Seguridade Social, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, European Aeronautic Defence and Space Company EADS France and Dessault Aviation S.A., of common shares, without par value (the “Common Shares”), including common shares in the form of American Depositary Shares (“ADSs”), each of which represents four Common Shares, in accordance with a registration statement pursuant to Rule 462(e) under the Securities Act of 1933, as amended (file number 333-139521, the “Registration Statement”).

In arriving at the opinion expressed below, I have reviewed the following documents:

(i)	a certified copy of the Company’s estatuto social (the “bylaws”); and

(ii)	such other documents, stock transfer books and registers, corporate records and certificates of the Company as I may have considered necessary or desirable to examine in order to give this opinion.

I have not made any investigation of the laws of any jurisdiction outside Brazil and this opinion is given solely in respect of the laws of Brazil, including the federal laws of Brazil and any applicable state law, as of the date hereof and no in respect of the law of any other jurisdiction.

Based on the foregoing, it is my opinion that the Common Shares have been duly authorized and validly issued and are fully paid and non-assessable.

I am furnishing this opinion letter to you in connection with the filing of the Registration Statement. This opinion letter is not to be used, circulated, quoted or otherwise referred to by any other person or for any other purpose or quoted or referred to in any public document or filed with anyone without my express consent. This opinion is limited to the matters expressly state herein and does not extend to, and is not to be read as extended by implication to, any other matter in connection with the Registration Statement or the transactions or documents referred to therein.

I hereby consent to the use of this opinion as an Exhibit to the Registration Statement and to the use of my name under the caption “Legal Matters” in the Prospectus contained in the registration statement on Form F-3 filed by the Company with the Securities and Exchange commission on January 23, 2007.

This opinion will be governed by and construed in accordance with the laws of Brazil in effect on the date hereof.

Very truly yours

/S/ FLÁVIO RÍMOLI
Flávio Rímoli

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